Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 32-VIII dated November 16, 2007

Term Sheet No. 5 to
Product Supplement No. 32-VIII
Registration Statement No. 333-130051
Dated November 29, 2007; Rule 433



Structured Investments	JPMorgan Chase & Co. $ **90% Principal Protected Notes Linked to the MSCI EAFE® Index due June 3, 2009**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 3, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, **which may be negative and could result in a payment at maturity of less than the principal amount of your notes. The Additional Amount will not be greater than the Maximum Return**, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the level of the MSCI EAFE® Index and to the currencies in which the stocks that compose the MSCI EAFE® Index are denominated over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any return on their investment in excess of $186 (18.60% x $1,000) per $1,000 principal amount note while seeking 90% principal protection at maturity (10% of principal is at risk).
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 32-VIII, supersede the terms set forth in product supplement no. 32-VIII. For example, if the Ending Index Level is less than the Initial Index Level, the Additional Amount will be a negative amount that will vary but will not cause you to receive less than $900 per $1,000 principal amount note at maturity. If the Ending Index Level is less than the Initial Index Level, you will be subject to this negative Additional Amount, which will not be fixed on the pricing date, even though this feature is not described in the accompanying product supplement no. 32-VIII.**
- The notes are expected to price on or about November 30, 2007 and are expected to settle on or about December 5, 2007.

Key Terms

Index:	The MSCI EAFE® Index ("MXEA") (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be negative but will not be greater than the Maximum Return.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal:

(1) if the Ending Index Level is greater than or equal to the Initial Index Level, $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be greater than the Maximum Return. For example, if the Index Return is greater than 9.30% and the Participation Rate is 200%, the Additional Amount will be equal to the Maximum Return of $186, which entitles you to a payment at maturity of $1,186 for each $1,000 principal amount note.

(2) if the Ending Index Level is less than the Initial Index Level, $1,000 x the Index Return; *provided* that the Additional Amount will not be less than -$100. For example, if the Index Return is less than -10%, the Additional Amount will be equal to -$100, which entitles you to a payment at maturity of $900 for each $1,000 principal amount note.

If the Ending Index Level is less than the Initial Index Level, you will lose up to 10% of your initial investment at maturity.

Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $186 for each $1,000 principal amount note (or 18.60% x $1,000).
Participation Rate:	At least 200%. The actual Participation Rate will be determined on the pricing date and will not be less than 200%.
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about November 30, 2007.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date*:	May 29, 2009
Maturity Date*:	June 3, 2009
CUSIP:	48123MJT0

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VIII.

Investing in the 90% Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-14 of the accompanying product supplement no. 32-VIII and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-VIII and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be less than $10.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-119 of the accompanying product supplement no. 32-VIII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 29, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VIII dated November 16, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 32-VIII dated November 16, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005043/e29216_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF AT LEAST 90% OF YOUR PRINCIPAL AT MATURITY** — You will receive at least 90% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — At maturity, if the Ending Index Level is greater than or equal to the Initial Index Level, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate†, *provided* that this payment (the Additional Amount) will not be greater than the Maximum Return of $186† per $1,000 principal amount note.
  † The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 200% and $186 per $1,000 principal amount note (or 18.60% x $1,000), respectively.
- **DIVERSIFICATION OF THE MSCI EAFE® INDEX** — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. See "The MSCI EAFE® Index" in the accompanying product supplement no. 32-VIII for additional information about the Index.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-VIII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments," and the following discussion assumes this treatment. You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 28, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 4.53%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 4.53%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-VIII dated November 16, 2007. *The risk considerations described below supplement, and to the extent they conflict with the risk factors described under "Risk Factors" in the accompanying product supplement no. 32-VIII, supersede the risk factors set forth in product supplement no. 32-VIII.*

- **YOUR INVESTMENT MAY RESULT IN UP TO A 10% LOSS AT MATURITY —** The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level, you will lose 1% of your principal for every 1% that the Ending Index Level declines below the Initial Index Level, subject to a minimum payment at maturity of $900 for each $1,000 principal amount note. **Accordingly, you could lose up to $100 for each $1,000 principal amount note that you invest in.**

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a fixed dollar amount, regardless of the appreciation in the Index, which may be significant. We refer to this fixed dollar amount as the Maximum Return, which will be set on the pricing date and will not be less than $186 per $1,000 principal amount note (or 18.60% x $1,000).

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally as well as in the markets of the component securities composing the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes an Initial Index Level of 2300, a Participation Rate of 200% and a Maximum Return of $186 per $1,000 principal amount note (or 18.60% x $1,000). The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (200%)[†]	Additional Amount		Principal		Payment at Maturity
4140.00	80.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
3910.00	70.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
3680.00	60.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
3450.00	50.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
3220.00	40.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
2990.00	30.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
2760.00	20.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
2530.00	10.00%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
2513.90	9.30%	18.60%	$186.00	+	$1,000.00	=	$1,186.00
2415.00	5.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
2357.50	2.50%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
2300.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000.00**	**=**	**$1,000.00**
2185.00	-5.00%	N/A	-$50.00	+	$1,000.00	=	$950.00
2070.00	-10.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
1840.00	-20.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
1610.00	-30.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
1380.00	-40.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
1150.00	-50.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
920.00	-60.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
690.00	-70.00%	N/A	-$100.00	+	$1,000.00	=	$900.00
460.00	-80.00%	N/A	-$100.00	+	$1,000.00	=	$900.00

[†]May not exceed the hypothetical Maximum Return of 18.60%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 2300 to an Ending Index Level of 2415.
Because the Ending Index Level of 2415 is greater than the Initial Index Level of 2300 and the Index Return of 5% multiplied by the hypothetical Participation Rate of 200% does not exceed the hypothetical Maximum Return of 18.60%, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(2415\text{-}2300)/2300] \times 200\%) = \$1,100$$

Example 2: The level of the Index decreases from the Initial Index Level of 2300 to an Ending Index Level of 2185.
Because the Ending Index Level of 2185 is less than the Initial Index Level of 2300, the Index Return is negative, the Additional Amount is equal to -$50 and the final payment at maturity is equal to $950 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + \$1,000 \times [(2185\text{-}2300)/2300] = \$950$$

Example 3: The level of the Index increases from the Initial Index Level of 2300 to an Ending Index Level of 2760.
Because the Ending Index Level of 2760 is greater than the Initial Index Level of 2300 and the Index Return of 20% multiplied by the hypothetical Participation Rate of 200% is greater than the hypothetical Maximum Return of 18.60%, the Additional Amount is equal to the hypothetical Maximum Return of $186 and the final payment at maturity is equal to $1,186 per $1,000 principal amount note.

Example 4: The level of the Index decreases from the Initial Index Level of 2300 to an Ending Index Level of 1840.
Because the Ending Index Level of 1840 is less than the Initial Index Level of 2300, the Index Return is negative and because the Additional Amount may not be less than -$100, the Additional Amount is equal to -$100 and the final payment at maturity is equal to $900 per $1,000 principal amount note.

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly closing level of the Index from January 4, 2002 through November 23, 2007. The closing level of the Index on November 28, 2007 was 2267.88. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of $900 per $1,000 principal amount note.

